Aurora Cannabis Completes First Ever Private Export of Medical Cannabis to Italy

TSX: ACB

EDMONTON, April 13, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced the successful delivery of the first ever batch of privately exported medical cannabis from Canada to the Italian government through its wholly-owned German subsidiary Pedanios GmbH. Following the successful delivery, the products have now been distributed to Italian Pharmacies.

Today's announcement follows the company's press release of January 18, 2018, which announced that Aurora and Pedanios had won a highly-competitive EU-wide public tender to supply 100kg of medical cannabis to the Italian government through the Italian Ministry of Defense, who oversee medical cannabis production and distribution in Italy.

"The Italian government has entrusted Aurora as the only direct, foreign non-government supplier to the Department of Defense in response to its first ever public tender to help support the growing demand on its strictly-regulated medical cannabis program," said Terry Booth, CEO. "We take this responsibility very seriously, and will be supporting the growing number of patients in the Italian system with high-quality products, as well as educational support initiatives for both the general public and physicians. The Aurora Standard reflects a level of professionalism, product quality and patient care that is increasingly recognized by a growing number of international governments, physicians, pharmacies and patients."

Aurora's Chief Global Business Development Officer, Neil Belot, added, "We are extremely proud to become the first non-government supplier to the Italian market. This historic first shipment of premium quality, EU GMP-certified medical cannabis provides Aurora with a first and highly visible foothold in a market with over 60 million people. With nation-wide coverage in place for the cost of cannabis, we anticipate rapid growth, and look forward to establishing the Aurora Standard as the benchmark in this exciting market."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

Aurora is close to completion of the acquisition of all the outstanding shares of CanniMed Therapeutics Inc, Canada's most experienced licensed producer of medical cannabis, adding over 20,000 kg per annum in funded capacity, as well as Canada's strongest medical cannabis brand.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., ("LIQ") who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc, and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content:http://www.newswire.ca/en/releases/archive/April2018/13/c8363.html

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For further information: Marc Lakmaaker Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1 416-586-1938, cmacphail@national.ca

CO: Aurora Cannabis Inc.

CNW 07:30e 13-APR-18